UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

On November 12, 2026, NuCana plc (the “Company”) issued a press release announcing its third quarter 2026 financial results. The Company’s unaudited condensed consolidated financial statements as of September 30, 2026 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 hereto and is incorporated by reference herein. The press release is attached as Exhibit 99.3 hereto and is incorporated by reference herein.

As of November 9, 2026, the Company had 25,717,774,947 ordinary shares issued and outstanding and 5,141,855 ADSs outstanding, with each ADS representing 5,000 ordinary shares.

The information in this Report on Form 6-K and in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File Number 333-281576) and Form S-8 (File Number 333-223476, File Number 333-248135 and File Number 333-294466), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2026 and for the Three and Nine Months Ended September 30, 2026 and 2025

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2026 and 2025

99.3	Press Release dated November 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: November 12, 2026